 Blue Sphere Corporation S-1/A

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-215110 on Form S-1 of our report dated February 14, 2017 (except for Note 18, as to which the date is March 24, 2017) relating to the financial statements of Blue Sphere Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the substantial doubt about its ability to continue as a going concern), appearing in the Prospectus, which is part of this Registration Statement.

 We also consent to the reference to us under the heading “Experts” in such Prospectus.

/S/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.,

Certified Public Accountants

A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 24, 2017